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                              [FORM OF TAX OPINION]




                                                             April __, 2004



LSA Variable Series Trust                           PIMCO Advisors VIT
3100 Sanders Road                                   1345 Avenue of the Americas
Northbrook, IL 60062                                New York, NY 10105

     RE: REORGANIZATION OF LSA BALANCED FUND INTO OPCAP BALANCED PORTFOLIO

Ladies and Gentlemen:

     You have requested our opinion regarding certain U.S. federal income tax consequences of the reorganization (the "Reorganization") by and between PIMCO Advisors VIT, a Massachusetts business trust (the "Acquiring Trust"), on behalf of OpCap Balanced Portfolio, a separate series of the Acquiring Trust (the "Acquiring Fund"), and LSA Variable Series Trust, a Delaware statutory trust (the "Target Trust"), on behalf of LSA Balanced Fund, a separate series of the Target Trust (the "Target Fund"). The Acquiring Trust and Target Trust are referred to herein collectively as the "Trusts" and the Acquiring Fund and Target Fund are referred to herein collectively as the "Funds."

     The Reorganization contemplates the transfer of all the assets of the Target Fund to the Acquiring Fund in exchange for voting shares of beneficial interest, $0.01 par value per share, of the Acquiring Fund (the "Acquiring Fund Shares") and the assumption by the Acquiring Fund of stated liabilities of the Target Fund. Thereafter, the Acquiring Fund Shares received by the Target Fund will be distributed to the Target Fund shareholders in complete liquidation and termination of the Target Fund. The foregoing will be accomplished pursuant to an Agreement and Plan of Reorganization, dated as of December __, 2003, entered into by and between the Acquiring Trust and the Target Trust on behalf of their respective Funds (the "Plan").

     In rendering this opinion, we have reviewed and relied upon statements made to us by certain of your officers. We have also examined certificates of such officers and such other agreements, documents, and corporate records that have been made available to us and such other matters as we have deemed relevant for purposes of this opinion. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies and the authenticity of the originals of such latter documents.

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     Our opinion is based, in part, on the assumption that the Reorganization described herein will occur in accordance with the agreements (including without limitation the Plan) and the facts and representations set forth or referred to in this opinion letter, and that such facts and representations are accurate as of the date hereof and will be accurate on the effective date of the Reorganization (the "Effective Time"). We have undertaken no independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein.

     For the purposes indicated above, and based upon the facts, assumptions and representations set forth or referred to herein, including without limitation certain representations made to us by duly authorized officers of the Acquiring Trust and Target Trust, on behalf of their respective Funds, in letters dated April ___, 2004, it is our opinion that for U.S. federal income tax purposes:

     1. The transfer by the Target Fund of all its assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the stated liabilities of the Target Fund, followed by the distribution of the Acquiring Fund Shares so received to the Target Fund shareholders in dissolution and complete liquidation of the Target Fund, will constitute a "reorganization" within the meaning of section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Acquiring Fund and Target Fund will each be "a party to a reorganization," within the meaning of section 368(b) of the Code, with respect to the Reorganization.

     2. No gain or loss will be recognized by the Acquiring Fund upon the receipt of the Target Fund's assets solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the stated liabilities of the Target Fund. (Section 1032(a) of the Code).

     3. No gain or loss will be recognized by the Target Fund upon the transfer of all its assets to the Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the stated liabilities of the Target Fund or upon the distribution (whether actual or constructive) of such Acquiring Fund Shares to the Target Fund shareholders in exchange for such shareholders' shares of the Target Fund. (Sections 361(a) and (c) and 357(a) of the Code).

     4. No gain or loss will be recognized by the Target Fund's shareholders upon the exchange, pursuant to the Reorganization, of all their shares of the Target Fund solely for the Acquiring Fund Shares. (Section 354(a) of the
Code).

     5. The aggregate tax basis of the Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor. (Section 358(a)(1) of the Code).

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     6. The holding period of the Acquiring Fund Shares received by each
Target Fund shareholder in the Reorganization will include the holding period during which the shares of the Target Fund exchanged therefor were held by such shareholder, provided the Target Fund shares were held as capital assets at the Effective Time of the Reorganization. (Section 1223(1) of the Code).

     7. The tax basis of the assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of such assets when held by the Target Fund immediately before the Reorganization. (Section 362(b) of the Code).

     8. The holding period of the assets of the Target Fund received by the Acquiring Fund will include the period during which such assets were held by the Target Fund. (Section 1223(2) of the Code).

     9. Pursuant to section 381(a) of the Code and the Treasury Regulations promulgated thereunder, the Acquiring Fund will succeed to and take into account certain tax attributes of the Target Fund, subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code.

                                      FACTS

     Our opinion is based upon the above referenced representations and the following facts and assumptions, any alteration of which could adversely affect our conclusions.

     The Acquiring Fund is a separate series of the Acquiring Trust and the Target Fund is a separate series of the Target Trust. Each of the Acquiring Trust and the Target Trust has been registered and operated, since it commenced operations, as an open-end, management investment company under the Investment Company Act of 1940. The Acquiring Fund will qualify and be treated as a regulated investment company under section 851 of the Code for its taxable year which includes the Effective Time. The Target Fund has qualified and will qualify as a regulated investment company under section 851 of the Code for each of its taxable years ending on or prior to the Effective Time, and has distributed and will distribute all or substantially all of its income so that the Target Fund and its shareholders have been and will be taxed in accordance with section 852 of the Code. After the Reorganization, the Acquiring Fund intends to continue to so qualify.

     Upon satisfaction of certain terms and conditions set forth in the Plan on or before the Effective Time, the following will occur: (a) the transfer of all the assets of the Target Fund to the Acquiring Fund solely in exchange for voting shares of beneficial interest of the Acquiring Fund; (b) the assumption by the Acquiring Fund of the stated liabilities of the Target Fund; and

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(c) the pro rata distribution of the Acquiring Fund Shares so received by the
Target Fund to its shareholders in complete liquidation of the Target Fund. The assets of the Target Fund to be acquired by the Acquiring Fund consist of all property, including, without limitation, all cash, securities, interests in futures or forward contracts and dividends or interest receivables, owned by the Target Fund and any deferred or prepaid expenses shown as an asset on the books of the Target Fund.

     As soon as practicable after the Effective Time, the Target Fund will be completely liquidated and will distribute all of the Acquiring Fund Shares it receives pro rata to its shareholders of record in exchange for such shareholders' interests in the Target Fund. Such distribution will be accomplished by opening accounts on the share records of the Acquiring Fund in the names of the shareholders of the Target Fund and transferring to those shareholder accounts the pro rata number of Acquiring Fund Shares due to each shareholder.

     As a result of the Reorganization, each shareholder of the Target Fund will own Acquiring Fund Shares that will have an aggregate per share net asset value immediately after the Effective Time equal to the aggregate per share net asset value of that shareholder's Target Fund shares immediately prior to the Effective Time. Since the Acquiring Fund Shares issued to the shareholders of the Target Fund will be issued at net asset value in exchange for the net assets of the Target Fund having a value equal to the aggregate per share net asset value of those Acquiring Fund Shares so issued, the net asset value of the Acquiring Fund Shares should remain virtually unchanged as a result of the Reorganization.

     In approving the Reorganization, the respective Board of Trustees of each of the Trusts has identified certain benefits that are likely to result from combining the Funds, including administrative and operating efficiencies. Each such board also considered the possible risks and costs of combining the Funds and determined that the Reorganization is likely to provide benefits to the shareholders of the Funds that outweigh the costs incurred.

                                   CONCLUSION

     Based on the foregoing, it is our opinion that the transfer of all the assets of the Target Fund, pursuant to the Plan, in exchange for voting shares of beneficial interest of the Acquiring Fund and the assumption by the Acquiring Fund of the stated liabilities of the Target Fund will qualify as a reorganization under section 368(a)(1) of the Code.

     The opinions set forth above with respect to (i) the nonrecognition of gain or loss to the Target Fund and the Acquiring Fund, (ii) the basis and holding period of the assets received by the Acquiring Fund, (iii) the nonrecognition of gain or loss to the Target Fund's shareholders upon the receipt of the Acquiring Fund Shares, and (iv) the basis and holding period of the

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Acquiring Fund Shares received by the Target Fund shareholders, follow as a matter of law from the opinion that the transfers under the Plan will qualify as a reorganization under section 368(a)(1) of the Code.

     The opinions expressed in this letter are based on the Code, the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof. We have also considered the position of the Internal Revenue Service (the "Service") reflected in published and private rulings. Although we are not aware of any pending changes to these authorities that would alter our opinions, there can be no assurances that future legislative or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter or to notify you of any such changes.

     Our opinion is limited to those U.S. federal income tax issues specifically considered herein and is addressed to and is only for the benefit of the Acquiring Trust and the Target Trust. We do not express any opinion as to any other federal income tax issues, or any state, local or foreign tax law issues, arising from the transactions contemplated by the Plan. Although the discussion herein is based upon our best interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

     We consent to the filing of this opinion as an Exhibit to the Registration Statement on Form N-14 relating to the Reorganization.

                                       Very truly yours,



                                       VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.